UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2006

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


        This Report includes the following documents:

1. A press release from Pearson plc announcing Director/PDMR Shareholding



Non-Executive Directors' Share Purchase Plan


Below are details of purchases of ordinary shares and ADRs made on Friday, 31 March 2006 under the Non-Executive Directors' Share Purchase Plan:-

Name of     No. of      Percentage   Price    Total Holding   Total Percentage
Director    Shares      of Issued    per      Following       Following
            Purchased   Stock        Share    Notification    Notification
                                     GBP
Lord          278       0.000035%    7.99           5,717            0.00071%
Burns
Reuben        362       0.000045%    7.99          16,908             0.0021%
Mark
Vernon        278       0.000035%    7.99           5,563            0.00069%
Sankey
Gurvirendra
Talwar       1,458      0.000181%    7.99          14,561            0.00181%


Name of    No. of ADRs Percentage of  Price    Total Holding    Total Percentage
Director   Purchased   Issued Stock   per ADR  Following        Following
                                      $        Notification     Notification

Susan        363       0.000045%     13.91         2,681            0.00033%
Fuhrman





                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 03 April 2006

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary